September 18, 2019

Octavio de Lazari Junior
Chief Executive Officer
Bank Bradesco
Cidade de Deus S/N
Vila Yara, 06029-900
Osasco - SP, Brazil

       Re: Bank Bradesco
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-15250

Dear Mr. Lazari Junior:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2018

Note 27. Loans and advances to customers, page F-106

1. Please disaggregate, in future filings, the following disclosures by portfolio type (such as working capital, personal credit, etc.):

          Reconciliation of gross book value of loans and advances to clients as presented on page F-107; and
          Reconciliation of expected losses from loans and advances to clients as presented on page F-107.

      Refer to IFRS 7.35(B) and (F) and 7.B.8.
2. In your reconciliation of expected losses from loans and advances to clients you disclose a line item for "constitution/reversion." In future filings, please disaggregate the
 Octavio de Lazari Junior
Bank Bradesco
September 18, 2019
Page 2
         "constitution/reversion" line item to disclose amounts due to transfers between stages, including the remeasurement impact, originations, settlements, modifications, changes in economic factors, changes in model inputs and model changes. Refer to IFRS 7.35I.
         Please also disclose how you determine when there is a significant increase in credit risk.
         Refer to IFRS 7.35F(a).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Gus Rodriguez at 202-551-3752
with any questions.



FirstName LastNameOctavio de Lazari Junior                     Sincerely,
Comapany NameBank Bradesco
                                                               Division of
Corporation Finance
September 18, 2019 Page 2                                      Office of
Financial Services
FirstName LastName